EXHIBIT 99.1

Standard Lithium Comments on Short Seller Report

VANCOUVER, British Columbia, Feb. 03, 2022 (GLOBE NEWSWIRE) -- Standard Lithium Ltd. (“Standard Lithium” or the “Company”) (TSXV: SLI) (NYSE: SLI) (FRA: S5L), is issuing the following statement in response to the false and misleading report (the “report”) from Hindenburg Research.

Standard Lithium believes the report is clearly intended to benefit Hindenburg Research, which itself has disclosed that it stands to profit in the event that the stock price of Standard Lithium declines. Standard Lithium cautions investors not to make decisions based on this report and instead strongly encourages them to consult credible and informed sources, including Standard Lithium’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission prior to making investment decisions.

Standard Lithium Management
Since joining the Company as Chief Executive Officer in March 2017, Robert Mintak has built a large and dynamic team with a broad and diverse skill set. Under Mr. Mintak’s leadership, management is executing a clear strategy, which has been to build a large asset base in a region which supports project development and to develop and de-risk a bespoke DLE technology that can be deployed using Standard Lithium’s and its partner’s lithium brine assets. To date, management and the entire Standard Lithium team have achieved substantial progress by completing several scale-ups of the technology, successfully operating the demonstration plant at the facility in Arkansas since May 2020 and advancing the project towards commercialization (see news release dated Jan 20th 2022).

Asset Base
Management has sourced and developed a significant asset base over the last five years with several strategic partners. These current projects now include, among others, developments in southern Arkansas in partnership with LANXESS Corporation and Tetra Technologies, as well as the Mojave Project in southern California in partnership with National Chloride.

Intellectual Property and R & D Costs
All of the Company's patent applications are active and continue to be prosecuted in the ordinary course. The Company has a routine and established process for seeking to register patent rights in the United States, which involves various levels of review, response and refinement. In addition, the Company has concurrent PCT applications pending with respect to these inventions, through which it is seeking to obtain patent rights outside of the United States.

It is claimed in the report that only approximately CDN $ 1.7 mm has been spent on research and development. This figure is incorrect and does not include either the CDN $ 29,409,930 spent on the various pilot and demonstration plants that has been capitalized, or the CDN $ 6,932,598 spent on operating expenses at our pilot and demonstration plant, both of which constitute our ongoing R&D program, and are disclosed as of September 30, 2021 in the Company’s most recent financial statement and the end of year statement as at June 30, 2021.

The Company is committed to developing its projects in collaboration with its strategic partners, and is confident in its lithium extraction technology and Demonstration Plant and will maintain its focus on executing its strategic plans and progressing towards definitive feasibility and commercialisation at the Lanxess facility. The Company will not be providing further comment on the report at this time.

About Standard Lithium Ltd.
Standard Lithium is an innovative technology and lithium development company. The Company’s flagship project is located in southern Arkansas, where it is engaged in the testing and proving of the commercial viability of lithium extraction from over 150,000 acres of permitted brine operations. The Company operates its first-of-a-kind industrial-scale direct lithium extraction demonstration plant at Lanxess’s south plant facility in southern Arkansas. The demonstration plant utilizes the Company’s proprietary LiSTR technology to selectively extract lithium from Lanxess’s tail brine. The demonstration plant is being used for proof-of-concept and commercial feasibility studies. The scalable, environmentally friendly process eliminates the use of evaporation ponds, reduces processing time from months to hours and greatly increases the effective recovery of lithium. The Company is also pursuing the resource development of over 30,000 acres of separate brine leases located in southwest Arkansas, referred to as the South West Arkansas Lithium Project, and approximately 45,000 acres of mineral leases located in the Mojave Desert in San Bernardino County, California.

Standard Lithium is jointly listed on the TSX Venture Exchange and the NYSE American under the trading symbol “SLI”; and on the Frankfurt Stock Exchange under the symbol “S5L”. Please visit the Company’s website at https://www.standardlithium.com.

On behalf of the Board of Standard Lithium Ltd.
Robert Mintak, CEO & Director

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release may contain certain “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target, “plan”, “forecast”, “may”, “schedule” and other similar words or expressions identify forward-looking statements or information. These forward-looking statements or information may relate to future prices of commodities, accuracy of mineral or resource exploration activity, reserves or resources, regulatory or government requirements or approvals, the reliability of third party information, continued access to mineral properties or infrastructure, fluctuations in the market for lithium and its derivatives, changes in exploration costs and government regulation in Canada and the United States, and other factors or information. Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affections such statements and information other than as required by applicable laws, rules and regulations.

For further information contact:

LHA Investor Relations
David Barnard
+1 415-433-3777
standardlithium@lhai.com
info@standardlithium.com
Twitter: @standardlithium
LinkedIn: https://www.linkedin.com/company/standard-lithium/